Form C-AR: Annual Report

Greenopia USA Inc

Fiscal Year Ended: December 31, 2025

Forward-Looking Statement Disclosure

This report contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available.

The Company

1. Name of Issuer: Greenopia USA Inc

Address: 1098 Lincoln Avenue, San Jose, CA 95125

Website: http://www.greenopia.com

Directors and Officers

- **Gay Browne** (CEO & Director)
- **Jon Cross** (Advisor)

Principal Security Holders

- **Gay Browne:** 5,103,332 Common Shares (**72%** Voting Power)
- **Jon Cross:** 1,580,553 Common Shares (**22%** Voting Power)

Business and Anticipated Business Plan

Current Operations: Greenopia has successfully transitioned from a concept to an active ecosystem. As of April 2026, we have:

- Over **200 businesses live** on the platform, with a primary concentration in the **San Francisco Bay Area**.
- Launched the Greenopia app on both the Apple App Store and Google Play Store, maintaining an average user rating of **5 out of 5 stars** so far.
- Achieved significant media reach, including features on **iHeart Radio (Marcus in the Morning)** and the **"CEOs You Should Know"** series.
- As of February 2026, begun accepting payments for marketing subscriptions, with 3 paying customers set up

Number of Employees: 2

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Material factors that make an investment in Greenopia USA Inc speculative or risky:

1. Our future growth depends on our ability to develop and retain customers. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.

2. Inability to protect our proprietary technology would disrupt our business. We rely, in part, on trademark, copyright, and trade secret law to protect our intellectual property in the United States. We seek to protect our software, documentation, and other written materials under trade secret and copyright law, which afford only limited protection. We do not currently have United States and foreign patents on our technology to protect our intellectual property. The intellectual property rights we have may not be sufficient to provide us with a competitive advantage, and could be challenged, invalidated, infringed or misappropriated. We may not be able to protect our proprietary rights in the United States or internationally (where effective intellectual property protection may be unavailable or limited), and competitors may independently develop technologies that are similar or superior to our technology, or duplicate our technology. We attempt to further protect our proprietary technology and content by requiring our employees and consultants to enter into confidentiality and assignment of inventions agreements and third parties to enter into nondisclosure agreements. These agreements may not effectively prevent unauthorized use or disclosure of our confidential information, intellectual property or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, intellectual property or technology. Litigation may be necessary in the future to enforce our intellectual property rights, to determine the validity and scope of our proprietary rights or the rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of management time and resources and could have a material adverse effect on our business, financial condition, and operating results. Any settlement or adverse determination in such litigation would also subject us to significant liability.

3. Technological Risk We operate in an emerging market that is characterized by rapid changes in customer requirements, frequent introductions of new and enhanced products, and continuing and rapid technological advancement. Our technology may underperform the technology utilized by our competitors.

4. Key Employee Risk We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if she fails to perform in her current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other executive officers could harm the Company's business, financial condition, cash flow and results of operations.

5. As we grow from 200 to 10,000 businesses, our ability to maintain the high level of service (currently reflected in our 5/5 star rating) will depend on our ability to scale our technical infrastructure and automated onboarding processes. Any failure to maintain this quality could harm our brand.

6. Third parties might infringe upon our technology, trademark, or other proprietary rights, or think we are infringing upon their rights. We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

7. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

8. Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

9. The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

10. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

11. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.
The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

12. *There is no present public market for these Securities and we have arbitrarily set the price.*

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

13. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the
Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully

analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

Ownership and Capital Structure

What other securities or classes of securities of the issuer are outstanding?

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights
Common Shares	10,000,000	**7,233,518**	Yes

Material terms of indebtedness of the issuer:

- **Creditor:** Loan from Founder (Gay Browne)
- **Amount Outstanding: $207,724**
- **Interest Rate:** 0.0%

Financial Condition of the Issuer

For the fiscal year ended December 31, 2025, our revenue was $0.00. Our operating expenses were $120,694, resulting in a net loss of $120,694. This compares to a net loss of $84,499 in 2024. The increase in operating expenses was primarily driven by the development and launch of the Greenopia mobile app and the onboarding of our initial 200+ business partners. As of December 31, 2025, the Company had $58,265.89 in cash on hand.

Greenopia USA Inc. Financial Statements Update

Balance Sheets

As of December 31 2025

ASSETS	2023 ($)	2024 ($)	2025 ($)
Cash	0.00	0.00	58,266
Total Assets	**0.00**	**0.00**	**58,266**
LIABILITIES AND STOCKHOLDERS' EQUITY			
Loan from founder	40,461	124,960	207,724
Total Liabilities	**40,461**	**124,960**	**207,724**
Retained Earnings / (Accumulated Deficit)	(40,461)	(124,960)	(149,458)
Total Stockholders' Equity	**(40,461)**	**(124,960)**	**(149.458)**
TOTAL LIABILITIES AND EQUITY	**(-)**	**(-)**	**58,266**

Income Statements (Profit & Loss)

For the Years Ended December 31, 2023, 2024 and 2025

DESCRIPTION	2023 ($)	2024 ($)	2025 ($)
Revenues	0.00	0.00	0.00
Operating Expenses			
General and administrative	33,651	44,449	43,140
Advertising and marketing	2,800	25,445	45,454
Travel	4,010	8,752	2,158
Legal and professional fees	0.00	0.00	29,942
Total Operating Expenses	**40,461**	**84,499**	**120,694**
Net Income (Loss)	**(40,461)**	**(84,499)**	**(120,694)**

Footnotes

1. Marketing expenses for the fiscal year ended 2025 totaled $45,454. This figure includes non-recurring costs associated with the company's Regulation Crowdfunding (Reg CF) offering hosted on Netcapital. Specifically, $18,500 of this total represents platform setup fees, success fees, and campaign-related disbursements. Excluding these one-time capital raising costs, core customer acquisition costs remained consistent with prior periods. There will be further costs in 2026 as the campaign is still running.
2. General and Administrative expenses consist primarily of the company's day-to-day operational costs. For the current period, this category includes expenditures related to **technological development and product infrastructure**, totaling $30,158. The company classifies these items under G&A to maintain year-over-year reporting consistency, though they represent direct investments into the platform's scalability and operational efficiency.

Signature

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Gay Browne

Signer: Gay Browne

Title: CEO, Greenopia USA Inc

Date: April 29, 2026